UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Hovnanian Enterprises, Inc.
                                (Name of Issuer)

                 Class B Common Stock, par value $.01 per share.
                   The Class B Common Stock is non-cumulative
                    and is convertible into an equal number
                       of shares of Class A Common Stock
                                  of the Issuer


                         (Title of Class of Securities)


                                    442487203
                                 (CUSIP Number)

                               Kevork S. Hovnanian
                                  10 Highway 35
                                  P.O. Box 500
                           Red Bank, New Jersey  07701

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                December 19, 1994
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement /x/ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                               SEC 1746(12-91)
                               Page 1 of 14  Pages

                        Exhibit Index Appears on Page 14

                                  SCHEDULE 13D

CUSIP No. 442487203                             Page   2   of   14   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Kevork S. Hovnanian                                    ###-##-####
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                     (b) / /



 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          Not Applicable
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /

          Not Applicable

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
              7  SOLE VOTING POWER
                           2, 694, 412


              8  SHARED VOTING POWER
                      -0-

              9  SOLE DISPOSITIVE POWER
                           2, 694, 412


             10  SHARED DISPOSITIVE POWER
                      -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2, 694, 412

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         /x/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32.85%
14   TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 442487203                             Page   3   of   14   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Kevork S. Hovnanian Family Limited Partnership          22-3339975
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                     (b) / /



 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          Not Applicable
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /

          Not Applicable

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
              7  SOLE VOTING POWER

                      2,829,413

              8  SHARED VOTING POWER

                      -0-
              9  SOLE DISPOSITIVE POWER

                      2,829,413

             10  SHARED DISPOSITIVE POWER

                      -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,829,413
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34.49%

14   TYPE OF REPORTING PERSON*

          PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 442487203                             Page   4   of   14   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Sirwart Hovnanian                                     ###-##-####
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) / /


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          Not Applicable
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 / /

          Not Applicable

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
             7  SOLE VOTING POWER

                          2, 884, 863


             8  SHARED VOTING POWER

                          264, 562

             9  SOLE DISPOSITIVE POWER

                          2, 884, 863


            10  SHARED DISPOSITIVE POWER

                          264, 562

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3, 149, 425

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.39%
14   TYPE OF REPORTING PERSON*

          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

          This statement on Schedule 13D (this "Schedule 13D") relates to the Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of Hovnanian Enterprises, Inc., a Delaware corporation (the "Issuer"). The Class B Common Stock is non-cumulative and is convertible into an equal number of shares of the Class A Common Stock of the Issuer. The principal executive offices of the Issuer are located at 10 Highway 35, P.O. Box 500, Red Bank, New Jersey 07701.

Item 2.  Identity and Background

     1.   Kevork S. Hovnanian

     (a)-(c), (f). This Schedule 13D is being filed on behalf of Kevork S. Hovnanian, Chairman of the Board and Chief Executive Officer and Director of the Issuer and a citizen of the United States. The business address of Kevork
S. Hovnanian and the Issuer is 10 Highway 35, P.O. Box 500, Red Bank, New Jersey 07701. The Issuer is a holding company, the consolidated subsidiaries of which primarily design, construct and market multi-family attached condominium apartments and townhouses and single family detached homes.

     (d), (e). During the past five years, Kevork S. Hovnanian has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2.   Kevork S. Hovnanian Family Limited Partnership.

     (a)-(c), (f). This Schedule 13D is also being filed on behalf of the Kevork S. Hovnanian Family Limited Partnership, a Connecticut limited partnership (the "Limited Partnership"). The Limited Partnership is principally engaged in managing certain interests of the Hovnanian family in the Issuer. The Limited Partnership's principal executive offices are located at 289 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut 06830.

     The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each general partner ("General Partner") of the Limited Partnership that is an individual are set forth in Appendix A hereto and incorporated herein by reference. The name, state or other place of organization, principal business and address of the principal office of each General Partner that is not an individual are set forth in Appendix B hereto.

     (d), (e). Neither the Limited Partnership nor any of the General Partners of the Limited Partnership has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     3.   Sirwart Hovnanian

     (a)-(c), (f). This Schedule 13D is also being filed on behalf of Sirwart Hovnanian, a citizen of the United States. Sirwart Hovnanian is not employed and resides at 29 Ward Avenue, Rumson, New Jersey 07760.

     (d), (e). During the past five years, Sirwart Hovnanian has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

1.  Kevork S. Hovnanian.

          The shares of Class B Common Stock beneficially owned by Kevork S. Hovnanian were acquired by Kevork S. Hovnanian as a result of a recapitalization of the Common Stock of the Issuer. Pursuant to such recapitalization, each outstanding share of Common Stock was automatically converted on September 11, 1992 into one-half of a share of Class A Common Stock and one-half of a share of Class B Common Stock, except that each shareholder that held an odd number of shares of Common Stock on September 11, 1992 had one of those shares cancelled rather than converted and, at that time, became entitled to receive a check for the fair market value of the cancelled share. On December 19, 1994, Kevork S. Hovnanian contributed certain shares of Class B Common Stock to the Limited Partnership in return for general partnership and limited partnership interests.

2.  Kevork S. Hovnanian Family Limited Partnership.

          On December 19, 1994, the Limited Partnership acquired 2,829,413 shares of Class B Common Stock of the Issuer through capital contributions from certain General Partners and limited partners (the "Limited Partners") of the Limited Partnership in a one-to-one exchange for general partnership or limited partnership interests.

3.  Sirwart Hovnanian

          As trustee of the Sirwart Hovnanian 1994 Marital Trust, Sirwart Hovnanian is the managing general partner (the "Managing General Partner") of the Limited Partnership. The Managing General Partner has the sole power to vote and dispose of the shares of Class B Common Stock held by the Limited Partnership.

Item 4.  Purpose of Transaction

          The acquisition of the shares of Class B Common Stock by Kevork S. Hovnanian was the result of a recapitalization approved by the Board of Directors and by the shareholders of the Issuer. The purpose of the recapitalization is described in full under the caption "Proposed
Recapitalization" in the Proxy Statement, dated August 20, 1992, of the Issuer filed with the Securities and Exchange Commission and previously filed as

Exhibit 1 to this Schedule 13D, and such description is incorporated herein by reference.

          Pursuant to the recapitalization, the Board of Directors of the Issuer increased the number of Directors to nine and filled the resultant vacancy by appointing an independent Director. As a Director of the Issuer, Kevork S. Hovnanian participated in the decisions relating to the recomposition of the Board of Directors.

          The purpose of the acquisition of the Class B Common Stock of the Issuer by the Limited Partnership is to provide a structure to manage such Class B Common Stock and to provide a vehicle to resolve disputes and to keep Hovnanian family interests in such Class B Common Stock united.

          Kevork S. Hovnanian, Sirwart Hovnanian and the Limited Partnership each intend to review continually the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Based on an evaluation of these and other similar considerations, such reporting persons will continue to consider various alternative courses of action and will in the future take such actions with respect to the Class B Common Stock of the Issuer as such reporting persons deem appropriate in light of the circumstances existing from time to time. At the present time, other than matters discussed in this Schedule 13D, Kevork S. Hovnanian, Sirwart Hovnanian, the Limited Partnership and each General Partner do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a)-(b). The answers to clauses (a) and (b) of Item 5 of Schedule 13D are set forth below for Kevork S. Hovnanian, Sirwart Hovnanian, the Limited Partnership and for each General Partner of the Limited Partnership. Kevork S. Hovnanian and each other General Partner of the Limited Partnership disclaim beneficial ownership of the Class B Common Stock beneficially owned by the Limited Partnership as described in this Schedule 13D. Kevork S. Hovnanian's wife, Sirwart Hovnanian, as trustee of the Sirwart Hovnanian 1994 Marital Trust, is the Managing General Partner of the Limited Partnership and as such has the sole power to vote and dispose of the 2,829,413 shares of Class B Common Stock held by the Limited Partnership.

1.   Kevork S. Hovnanian

          (a) Kevork S. Hovnanian beneficially owns 2,694,462 shares of Class B Common Stock of the Issuer, representing approximately 32.85% of the shares of Class B Common Stock outstanding on January 31, 1995.

          (b) Kevork S. Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 2,694,412 shares of Class B Common Stock beneficially owned by him.

          In addition to the shares disclaimed above, Kevork S. Hovnanian disclaims beneficial ownership of (i) 264,562 shares of Class B Common Stock held in trust by Sirwart Hovnanian (Kevork S. Hovnanian's wife), for the benefit of Nadia K. Rodriguez, Kevork S. Hovnanian's daughter and (ii) 55,450 shares of Class B Common Stock held in trust by Sirwart Hovnanian for the benefit of Kevork S. Hovnanian's grandchildren.

2.   Limited Partnership

          (a) The Limited Partnership beneficially owns 2,829,413 shares of Class B Common Stock of the Issuer, representing approximately 34.49% of the shares of Class B Common Stock outstanding on January 31, 1995.

          (b) The Limited Partnership has sole power to vote or to direct the vote and to dispose or direct the disposition of the 2,829,413 shares of Class B Common Stock beneficially owned by it.

3.   Sirwart Hovnanian

          (a) Sirwart Hovnanian beneficially owns 3,149,425 shares of Class B Common Stock of the Issuer, representing approximately 38.39% of the shares of Class B Common Stock outstanding on January 31, 1995.

          (b) As trustee of the Sirwart Hovnanian 1994 Marital Trust, the Managing General Partner of the Limited Partnership, Sirwart Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 2,829,413 shares of Class B Common Stock beneficially owned by her. As trustee of a trust for the benefit of her grandchildren, Sirwart Hovnanian has sole power to vote or direct the vote and to dispose or direct the disposition of 55,450 shares of Class B Common Stock beneficially owned by her.

          As trustee of a trust for the benefit of Nadia K. Rodriguez, Sirwart Hovnanian's daughter, Sirwart Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 264,562 shares of Class B Common Stock with Nadia K. Rodriguez.

          The information required by Item 2 on Nadia K. Rodriguez is set forth in Item 2 and Annex A hereto and incorporated herein by reference.

4.   Ara K. Hovnanian

          (a) Ara K. Hovnanian beneficially owns 1,202,236 shares of Class B Common Stock of the Issuer, representing approximately 14.35% of the shares of Class B Common Stock outstanding on January 31, 1995. The figure noted above includes 176,220 shares which Ara K. Hovnanian has the right to acquire in the next 60 days.

          (b) Ara K. Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 1,192,086 shares of Class B Common Stock beneficially owned by him.

          Ara K. Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 10,150 shares of Class B Common Stock owned by Rachel Lee Hovnanian, Ara K. Hovnanian's wife.

          Rachel Lee Hovnanian (i) resides at 445 Locust Point Road, Locust, New Jersey 07760, (ii) is not employed, (iii) has not in the past five years been convicted in a criminal proceeding, (iv) has not in the past five years been a party to a civil proceeding or subject to any judgment, decree or final order relating to securities laws and (v) is a citizen of the United States of America.

5.   Sossie K. Najarian

          (a) Sossie K. Najarian beneficially owns 85,711 shares of Class B Common Stock of the Issuer, representing approximately 1.05% of the shares of Class B Common Stock outstanding on January 31, 1995.

          (b) Sossie K. Najarian has sole power to vote or to direct the vote and to dispose or direct the disposition of 85,711 shares of Class B Common Stock beneficially owned by her.

6.   Esther K. Barry

          (a) Esther K. Barry beneficially owns 95,461 shares of Class B Common Stock of the Issuer, representing approximately 1.16% of the shares of Class B Common Stock outstanding on January 31, 1995.

          (b) Esther K. Barry has sole power to vote or to direct the vote and to dispose or direct the disposition of 95,461 shares of Class B Common Stock beneficially owned by her.

7.   Lucy K. Kalian

          (a) Lucy K. Kalian beneficially owns 93,646 shares of Class B Common Stock of the Issuer, representing approximately 1.14% of the shares of Class B Common Stock outstanding on January 31, 1995.

          (b) Lucy K. Kalian has sole power to vote or to direct the vote and to dispose or direct the disposition of 57,437 shares of Class B Common Stock beneficially owned by her.

          Lucy K. Kalian shares the power to vote or direct the vote and to dispose or direct the disposition of 36,209 shares of Class B Common Stock with Mazin Albert Kalian. Mazin Albert Kalian (i) resides at 63 Bellevue Avenue, Rumson, New Jersey 07760, (ii) is employed as a developer at Kalian Corporation, Inc., 225 Highway 35, Red Bank, New Jersey 07701, (iii) has not in the past five years been convicted in a criminal proceeding, (iv) has not in the past five years been a party to a civil proceeding or subject to any judgment, decree or final order relating to securities laws and (v) is a citizen of the United States of America.

8.   Nadia K. Rodriguez

          (a) Nadia K. Rodriguez beneficially owns 264,562 shares of Class B Common Stock of the Issuer, representing approximately 3.23% of the shares of Class B Common Stock outstanding on January 31, 1995.

          (b) Nadia K. Rodriguez has sole power to vote or to direct the vote and to dispose or direct the disposition of zero shares of Class B Common Stock beneficially owned by her.

          Nadia K. Rodriguez shares the power to vote or direct the vote and to dispose or direct the disposition of 264,562 shares of Class B Common Stock with Sirwart Hovnanian, trustee of the conditionally revocable trust holding the 264,562 shares for the benefit of Nadia K. Rodriguez.

          The information required by Item 2 on Sirwart Hovnanian is set forth in Item 2 and Annex A hereto and incorporated herein by reference.

9.   Trust General Partners

          (a) - (b). The following General Partners of the Limited Partnership neither beneficially own any shares of Class B Common Stock of the Issuer nor have the sole or shared power to vote, control the vote, dispose or control the disposition of any shares of Class B Common Stock of the Issuer:

     -- Sirwart Hovnanian 1994 Marital Trust
     -- Ara K. Hovnanian Family 1994 Long-Term Trust
     -- Sossie K. Najarian Family 1994 Long-Term Trust
     -- Esther K. Barry Family 1994 Long-Term Trust
     -- Lucy K. Kalian Family 1994 Long-Term Trust
     -- Nadia K. Rodriguez Family 1994 Long-Term Trust


          (c) To the best knowledge of the Limited Partnership, none of Kevork
S. Hovnanian, Sirwart Hovnanian, the Limited Partnership or any General Partner of the Limited Partnership has been involved in any transactions in the Class B Common Stock during the 60 days prior to January 31, 1995 other than the transactions disclosed in this Schedule 13D.

          (d)  Not Applicable.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As described above, the Limited Partners and the General Partners of the Limited Partnership (including Kevork S. Hovnanian) contributed an aggregate of 2,829,413 shares of Class B Common Stock to the Limited Partnership in exchange for limited partnership interests and general partnership interests. The Limited partnership is governed by a Limited Partnership Agreement, dated as of December 19, 1994, pursuant to which Sirwart Hovnanian, as trustee of the Sirwart Hovnanian 1994 Marital Trust, the Managing General partner of the Limited Partnership, is granted the sole power to vote and dispose of the shares of Class B common Stock held by the Limited Partnership.

          Kevork S. Hovnanian is the pledgor under a pledge agreement with National Westminster Bank NJ pursuant to which 750,000 shares of Class B Common Stock have been pledged as collateral for certain obligations of Kevork S. Hovnanian to National Westminster Bank NJ. The pledge agreement contains standard default provisions.


Item 7.  Material to be Filed as Exhibits.

          Exhibit 1: Proxy Statement, dated August 20, 1992, of the Issuer, previously filed.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 31, 1995              By /s/ Kevork S. Hovnanian
                                  Name:  Kevork S. Hovnanian




Dated:  March 31, 1995              By /s/ Sirwart Hovnanian
                                  Name:  Sirwart Hovnanian




                               KEVORK S. HOVNANIAN
                                  FAMILY LIMITED PARTNERSHIP


Dated:  March 31, 1995              By /s/ Sirwart Hovnanian
                                  Name:  Sirwart Hovnanian
                                  Title:  Managing General Partner

                                   APPENDIX A



                       Individual General Partners of the
                               Kevork S. Hovnanian
                           Family Limited Partnership

          The individuals that are General Partners of the Kevork S. Hovnanian Family Limited Partnership are identified in the table below.


                                     Business Address
           Name                    or Residence Address                Citizenship              Principal Occupation

1.  Kevork S. Hovnanian     29 Ward Avenue                            United States       Chairman of the Board, Chief
                            Rumson, New Jersey  07760                                     Executive Officer and Director
                                                                                          of the Issuer<F1>

2.  Ara K. Hovnanian        445 Locust Point Road                     United States       President and Director of the
                            Locust, New Jersey  07760                                     Issuer

3.  Sossie K. Najarian      7 Blueberry Lane                          United States       Not employed.
                            Leonardo, New Jersey  07737

4.  Esther K. Barry         2 Ridge Hill Road                         United States       Not employed.
                            Rumson, New Jersey  07760

5.  Lucy K. Kalian          63 Bellevue Avenue                        United States       Not employed.
                            Rumson, New Jersey  07760

6.  Nadia K. Rodriguez      1400 East West Highway #906               United States       Teacher, Emerson Preparatory
                            Silver Springs, Maryland  20910                               School<F2>



<F1> The Issuer is a holding company, the consolidated subsidiaries of which design, construct and market multi-family attached condominium apartments and townhouses and single family detached homes. The address of the Issuer is set forth in the answer to Item 1 and is incorporated herein by reference.

<F2> The principal business of the Emerson Preparatory School is the education of youth. The business address of the Emerson Preparatory School is 1324 Eighteenth Street, N.W., Washington, D.C. 20036.

                                   APPENDIX B



                         Trust General Partners of the
                               Kevork S. Hovnanian
                           Family Limited Partnership

          The General Partners of the Kevork S. Hovnanian Family Limited Partnership that are not individuals are identified in the table below.


                              State of Organization/
            Name                  Governing Law          Address of Principal Office           Principal Business

Sirwart Hovnanian                     New York          29 Ward Avenue                 Marital Trust for the benefit of
1994 Marital Trust                                      Rumson, New Jersey  07760      Sirwart Hovnanian

Ara K. Hovnanian                      New York          29 Ward Avenue                 Trust for the benefit of the Ara
Family 1994 Trust Long-Term                             Rumson, New Jersey  07760      K. Hovnanian Family
Trust

Sossie K. Najarian Family             New York          29 Ward Avenue                 Trust for the benefit of the
1994 Long-Term Trust                                    Rumson, New Jersey  07760      Sossie K. Najarian Family

Esther K. Barry Family                New York          29 Ward Avenue                 Trust for the benefit of the
1994 Long-Term Trust                                    Rumson, New Jersey  07760      Esther K. Barry Family

Lucy K. Kalian Family 1994            New York          29 Ward Avenue                 Trust for the benefit of the Lucy
Long-Term Trust                                         Rumson, New Jersey  07760      K. Kalian Family

Nadia K. Rodriguez Family             New York          29 Ward Avenue                 Trust for the benefit of the Nadia
1994 Long-Term Trust                                    Rumson, New Jersey  07760      K. Rodriguez Family

                                  EXHIBIT INDEX


                                                                Page Number
                                                              in Sequentially
Exhibit Reference       Title                               Numbered Statement



        1          Proxy Statement, dated August 10, 1992,
                   of the Issuer (previously filed)